WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM

April 28, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.
Registration Statement on Form S-3
Filed March 25, 2005
File No. 333-123591

Post-Effective Amendment No.1 to Form S-1 on Form S-3
Filed April 6, 2005
File No. 333-113579

Form 10-K for the fiscal year ended December 31, 2004
File No. 1-15531

Ladies and Gentlemen:

     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended, we transmit herewith for filing a conformed copy of the Company’s: (i) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (No. 333-123591) filed on March 25, 2005, including exhibits thereto (the “Registration Statement”); and (ii) Amendment No. 2 (“Amendment No. 2” and together with Amendment No. 1, the “Amendments”) to its Registration Statement on Form S-1 on Form S-3 (No. 333-113579) filed on April 6, 2005, including exhibits thereto (the “Post-Effective Registration Statement”). The Amendments have been marked to show the changes effected to the Registration Statement and the Post-Effective Registration Statement, as applicable, in accordance with Rule 310 of Regulation S-T.

     The Amendments are being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated

Securities and Exchange Commission
April 28, 2005

April 20, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s April 20, 2005 comment letter.

REGISTRATION STATEMENT ON FORM S-3

General

1.	The amount of contingent consideration which may become payable by the Company, if any, in connection with the Company’s acquisition (the “Acquisition”) of substantially all of the assets of WSECI, Inc. (the “Assets”) is dependent upon the Company’s ability to generate sales after the Acquisition related to the Assets and not upon the value of the Assets at the time of the Acquisition. The Company did not pay any contingent consideration at the time of the Acquisition. As a result, neither the Company’s equity in the net book value of the Assets nor the amount paid by the Company for the Assets upon the Acquisition exceeded 10% of the Company’s total assets, which is one of the tests set forth in Instruction 4(i) to Item 2.01 of Form 8-K for determining whether an acquisition includes a significant amount of assets. Further, based upon the amount of consideration paid by the Company at the time of the Acquisition and other relevant factors, the Acquisition did not involve a business that is significant as contemplated by Instruction 4(ii) to Item 2.01 of Form 8-K.

The Company also took into account the contingent consideration in making its significance determination. Based upon its sales forecast for the periods in which the contingent consideration may be earned, management calculated the amount of contingent consideration which may become payable. The Company included this amount of contingent consideration in its significance determination.

2.	As requested by the Staff, the Company notes that the Registration Statement will not be declared effective until all Staff comments on the Registration Statement and the Company’s pending confidential treatment request have been resolved. Under separate cover, the Company is withdrawing its pending confidential treatment request.

Where You Can Find More Information

3.	As requested by the Staff, Amendment No. 1 has been revised to incorporate by reference the Current Reports filed by the Company on April 18, 2005 and April 6, 2005, as well as all other applicable filings made by the Company since March 25, 2005.

Securities and Exchange Commission
April 28, 2005

Legal Opinion

4.	In response to the Staff’s comment, Amendment No. 1 includes a legal opinion issued by counsel licensed to practice in the State of Minnesota.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Controls and Procedures

5.	As requested by the Staff, the Company confirms that the disclosure controls and procedures evaluated by management complied with the terms of Rule 13a-15(e) (the “Rule”) of the Securities Exchange Act of 1934, as amended, and represents that the Company’s disclosure regarding controls and procedures in future filings will either unambiguously state that the Company’s controls and procedures are effective or will provide the complete definition contained in the Rule.

POST-EFFECTIVE AMENDMENT FILED APRIL 6, 2005

6.	As indicated by the Staff, the Company understands that the Post-Effective Registration Statement will not be declared effective until all of the Staff’s comments have been cleared.

     The other changes made to the Registration Statement and the Post-Effective Registration Statement by the Amendments reflect updating of, and certain other revisions to, the disclosure contained in the Registration Statement and the Post-Effective Registration Statement. Any comments or questions regarding these filings should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter. As you are aware, the Company hopes that the Registration Statement will be declared effective on or before May 5, 2005.

Sincerely,

/s/ Lori A. Gelchion

Lori A. Gelchion

Enclosure

cc:	Adam Halper, Esq. (w/ two copies of each Amendment w/ exhibits) Sara Kalin, Esq. (w/ two copies of each Amendment w/ exhibits)